UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
___________________

FORM 11-K

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2017
OR
[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
    SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 1-278
A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:
EMERSON ELECTRIC CO.
RETIREMENT SAVINGS PLAN
B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
EMERSON ELECTRIC CO.
8000 W. Florissant Ave.
P. O. Box 4100
St. Louis, MO 63136

Exhibit 1 - Page 13	Page 1 of 13

Report of Independent Registered Public Accounting Firm

The Management Review Committee
Emerson Electric Co.
Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Emerson Electric Co. Retirement Savings Plan (the Plan) as of September 30, 2016 and 2017, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2016 and 2017, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying Schedule of Assets Held for Investment Purposes at End of Year – Schedule H, Line 4i as of September 30, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2017 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information in the accompanying Schedule of Assets Held for Investment Purposes at End of Year – Schedule H, Line 4i as of September 30, 2017 is fairly stated in all material respects in relation to the 2017 financial statements as a whole.

/s/ KPMG LLP
St. Louis, Missouri
February 9, 2018

EMERSON ELECTRIC CO.
RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

	September 30
	2016	2017

Investments in Master Trust (Note 8), at fair value	$366,926,308	349,316,011
Employer contributions receivable	162,202	925,707
Participant contributions receivable	352,211	332,136
Loans receivable from participants in Master Trust	10,582,775	9,073,243

Net assets available for benefits	$378,023,496	359,647,097

See accompanying Notes to Financial Statements.

EMERSON ELECTRIC CO.
RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

	Year Ended September 30
	2016	2017

Interest in Master Trust investment appreciation, net (Note 8)	$43,939,796	46,409,378
Interest income, participant loans	425,619	365,068
Transfers (to) from other plans, net (Note 4)	1,355,702	(47,030,951)
Participant contributions	18,426,173	16,868,332
Rollover contributions	395,605	806,486
Employer contributions	5,985,285	7,019,718
Benefits paid to participants	(39,384,235)	(42,814,430)
Increase (decrease) in net assets available for benefits	31,143,945	(18,376,399)

Net assets available for benefits, beginning of year	346,879,551	378,023,496

Net assets available for benefits, end of year	$378,023,496	359,647,097

See accompanying Notes to Financial Statements.

EMERSON ELECTRIC CO.
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

(1)	DESCRIPTION OF PLAN
The following description of the Emerson Electric Co. (Emerson or the Company) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan prospectus and the Plan document for additional information.
General
The Plan is a defined contribution plan subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA). In general, any employee of a Company business unit which participates in the Plan is eligible to participate. New employees are automatically enrolled in the Plan unless they choose not to contribute and opt-out within 45 days of their hire date. At September 30, 2017, there were 7,404 employees participating in the Plan.
Participant Accounts
The Plan maintains a separate account for each participant. Within the account, the participant's interest in each of the Plan's investments is recorded for participant contributions, Company matching contributions, and any dividends, investment earnings or losses.
Contributions
Eligible participants may generally elect to have up to 40% of compensation, in increments of 1%, contributed to the Plan, while highly compensated employees may be subject to further limits. Contributions may be made on a pretax, after-tax, or Roth basis, as elected by the participant and subject to certain ERISA and Plan limitations. New employees are automatically enrolled in the Plan with an election of 6% of pretax income contributed to an age appropriate Vanguard Target Retirement Trust, unless they elect otherwise.

Eligible participants may receive Company matching contributions equal to a percentage of a portion of each participant's contribution. Unvested Company contributions forfeited by terminated employees may be allocated to reduce future matching contributions or pay Plan expenses. Forfeitures of $362,775 and $256,053 were used to reduce Company contributions in 2017 and 2016, respectively. Forfeitures used to pay Plan expenses were insignificant in both years. Net Assets Available for Benefits included unallocated forfeitures of $222,521 and $206,534 as of September 30, 2017 and 2016, respectively.
The Company transitioned from defined benefit to defined contribution retirement plans in 2016. The principal U.S. defined benefit pension plan is closed to employees hired after January 1, 2016, and current employees not meeting combined age and years of service criteria ceased accruing benefits effective October 1, 2016. Affected employees receive a nonelective Company contribution and increased match each year in this Plan.
Vesting
Participant contributions and any related dividends, earnings and losses are always 100% vested. Company matching contributions and any related dividends, earnings or losses generally vest at the rate of 20% per year of service for the first 5 years for most employees. Thereafter, any new matching contributions are fully vested. The nonelective Company contributions cliff vest after three years. All amounts fully vest upon attaining retirement age, or due to death, total and permanent disability, or termination of the Plan.

EMERSON ELECTRIC CO.
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

Investment Options
Participants designate the portion of their total contribution to be invested in the various Plan investment funds in 1% increments. Participants may change their investment elections at any time, and transfer any part of an existing account balance to any other investment fund, as permitted by Plan and fund policies. Transfers are made in 1% increments. A maximum of six transfers may be made per quarter. No advance notice is required for transfers.
A portion of the Company’s matching contributions are invested in the Emerson Common Stock Fund. Participants are allowed to immediately transfer any Company matching contributions to other funds offered in the Plan, subject to the number of allowed fund transfers within a quarter. Effective October 1, 2016, the portion of participants’ total contribution allocated to the Emerson Common Stock Fund is limited to 20%. Additionally, participants are not able to complete investment exchanges or rollovers into the Emerson Common Stock Fund if the portion of their total account balance held in the Emerson Common Stock Fund exceeds 20%, or will after the transaction is completed.

Available mutual fund investments as of September 30, 2017 included the following: equity and equity index funds investing primarily in common stocks – Dodge & Cox Stock Fund, Vanguard Mid-Cap Growth Fund, Vanguard Morgan Growth Fund,  Vanguard Selected Value Fund, Vanguard Extended Market Index Fund, Vanguard Growth Index Fund, Vanguard Emerging Markets Stock Index Fund, Vanguard Total International Stock Index Fund and Vanguard Value Index Fund; a fixed income index fund investing in a diversified portfolio of bonds – Vanguard Short-Term Bond Index Fund.  Collective funds and trusts, which are private, include the following: equity funds investing primarily in common stocks – Capital Group U.S. and International Equity Funds, and the Vanguard Institutional 500 Index Trust; balanced trusts investing in a mix of stocks, bonds and cash – The Vanguard Target Retirement Trusts ranging from 2015 to 2065 and the Vanguard Target Retirement Income Trust; fixed income trusts investing primarily in a diversified portfolio of bonds – Loomis Sayles Core Plus Fixed Income Trust and the Vanguard Institutional Total Bond Market Index Trust.  Participants may also invest in the JP Morgan 100% U.S. Treasury Securities Money Market Fund and the Emerson Common Stock Fund.  All funds may temporarily invest in cash and cash equivalents and also hold cash for liquidity.

The Vanguard Institutional Index Fund and the Vanguard Total Bond Market Index Fund were closed and eliminated from the Plan on July 28, 2017, with participant balances transferred to the Vanguard Institutional 500 Index Trust and the Vanguard Institutional Total Bond Market Index Trust, respectively.

Participant Loans
Participants can borrow from the Plan at a rate of 1% over the Prime Rate on the date of borrowing as received by Vanguard from Reuters. Interest rates on loans outstanding at September 30, 2017, which includes loans transferred from other plans and loans deemed distributed per ERISA, vary between 4.25% and 10.5%. Loans are secured by the balance in the participant’s account, with payment terms generally between one and four years. With certain exceptions, participants can borrow the lesser of 50% of their vested account balance or $50,000, reduced by the highest outstanding loan balance during the prior 12 months. Loans are not made to participants who already have a loan outstanding. Participant loans are valued at amortized cost plus accrued interest. Under ERISA guidelines, certain delinquent loans are deemed to be distributed for IRS Form 5500 reporting.

EMERSON ELECTRIC CO.
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

Benefit Payments
Upon a participant's retirement after age 55, death, disability or other termination of employment with the Company, the entire vested balance in the participant's account is available for distribution. Each participant's distribution under the Plan is payable as a lump sum. Partial distributions (up to one per quarter) are permitted with a minimum amount of $1,000. Participants may elect to receive lump sum distributions entirely in cash, or in a combination of cash and shares of Emerson common stock. Distribution of vested account balances of at least $5,000 may be deferred by retired employees until age 70½, at which time required minimum distributions under ERISA must begin.
Participants who are actively employed by the Company may withdraw all or a portion of their after-tax contributions, vested matching contributions that have been in the Plan at least two years, and amounts transferred or rolled-over from another plan qualified under Section 401 of the Internal Revenue Code (the Code). If a participant is at least age 59½, all contributions in the Plan can be withdrawn. Roth 401(k) withdrawals must fulfill the five year participation period.
Actively-employed participants may request, subject to approval, a withdrawal of all or a portion of their pretax contributions subject to demonstration of substantial financial hardship.

(2)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Benefit payments are recorded when paid as all assets are available to pay benefits.
In 2017, the Company adopted updates to Accounting Standards Codification (ASC) 820, Fair Value Measurement, which require investments measured using the net asset value per share practical expedient to be removed from the fair value hierarchy and separately reported when making disclosures. These updates did not change the determination of fair value for any investments. Adoption affected disclosure presentation only; there was no impact on the Company’s financial results.

In 2017, the Company also adopted updates to ASC 962, Plan Accounting: Defined Contribution Pension Plans, which simplified disclosure of the fair value and net appreciation or depreciation of Plan investments.

Investment Valuation and Income Recognition
See Notes 8 and 9 regarding investments in the Master Trust.

Risks and Uncertainties
The Plan invests in securities and mutual funds which are exposed to various risks, including interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that significant changes in the values of investment securities could occur in the near term. Such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Operating Expenses
Administrative expenses necessary for the operation and management of the Plan are shared by the Company and Plan participants. The Company has not paid transaction costs for brokerage commissions for the Emerson Common Stock Fund, or investment management fees and expenses charged directly against the investment funds.

EMERSON ELECTRIC CO.
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

Use of Estimates
Certain amounts included in the financial statements are estimated based on currently available information and management’s judgment as to the outcome of future conditions and circumstances. While every effort is made to ensure the accuracy of such estimates, including the use of third-party specialists where appropriate, actual results could differ from these estimates.

(3)	TAX STATUS
The Internal Revenue Service (IRS) has determined, and informed the Company by a letter dated April 19, 2017, that the Plan and its related trust are designed in accordance with applicable sections of the Code. Plan amendments have been made subsequently which were not specifically covered by the 2017 letter. The Plan administrator and the Plan tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the Code, and therefore remains tax qualified. As of September 30, 2017, there are no uncertain tax positions.

(4)	TRANSFERS TO OR FROM OTHER PLANS
During 2017, certain participants and net assets of $38,739,910 were transferred out of the Plan due to the divestiture of the network power systems business. Additionally, certain participants and $3,460,978 of net assets were transferred from the Plan to the Emerson Electric Co. Savings Investment Plan (ESIP) to reflect salaried employees in the ESIP and hourly and union employees in the Plan in accordance with plan design.

During 2016, certain participants and $4,395,749 of net assets were transferred from the Rosemount Inc. Profit Sharing Retirement Plan into the Plan to reflect the transfer of Rosemount Flow hourly employees to the Micro Motion legal entity.

In 2017 and 2016, certain participant accounts were transferred to or from other Company or third-party benefit plans, as those participants transferred from one Company business unit to another.

(5)	PARTIES-IN-INTEREST
Certain investments in the Master Trust, including some mutual funds and collective funds, are managed by Vanguard, the Plan’s trustee and recordkeeper. Additionally, the Company is the Plan sponsor and Emerson common stock is an investment option. These transactions qualify as “party-in-interest” transactions and are allowed under ERISA regulations.

(6)	PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants become fully vested in their accounts.

EMERSON ELECTRIC CO.
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

(7)	RECONCILIATION OF FINANCIAL STATEMENTS TO IRS FORM 5500
Following is a reconciliation of Net Assets Available for Benefits per the financial statements to the Plan’s IRS Form 5500.

	September 30
	2016	2017

Net Assets Available for Benefits per the financial statements	$378,023,496	359,647,097
Participant loans deemed distributed	(303,744)	(261,731)
Amount allocated to withdrawing participants	(119,098)	(8,795)

Net Assets Available for Benefits per IRS Form 5500	$377,600,654	359,376,571

Following is a reconciliation of benefits paid to participants per the financial statements to the Plan’s IRS Form 5500.

	Year Ended September 30
	2016	2017

Benefits paid to participants per the financial statements	$39,384,235	42,814,430
Participant loans deemed distributed, end of year	303,744	261,731
Participant loans deemed distributed, beginning of year	(287,994)	(303,744)
Amount allocated to withdrawing participants, end of year	119,098	8,795
Amount allocated to withdrawing participants, beginning of year	(26,602)	(119,098)

Benefits paid to participants per IRS Form 5500	$39,492,481	42,662,114

Amounts are allocated to withdrawing participants on IRS Form 5500 for benefit claims that have been processed and approved for payment, but not yet paid as of September 30, 2017 and 2016.

(8)	MASTER TRUST
All of the Plan’s investments are held in a Master Trust, consisting of the Plan and other defined contribution plans of Emerson Electric Co. and subsidiaries. All Plan income or loss is derived from Master Trust investment appreciation or depreciation.
Each participating plan’s interest in the assets of the Master Trust is based on participant account balances. Additionally, loans to Plan participants are included in the Master Trust. At September 30, 2017 and 2016, the Plan’s interest in the net assets of the Master Trust was approximately 8%. Master Trust investment income and expenses are allocated to participating plans based on respective balances.
The Plan’s investments in the Master Trust are stated at fair value. The fair values of mutual funds and Emerson common stock are based on quoted market prices in active markets. Money market funds are stated at cost, which approximates fair value. Investments measured using the net asset value practical expedient (NAV) are primarily collective funds and trusts where the underlying securities have observable prices available from active markets. There are no restrictions on the redemption of these investments. The cost basis of investments held under the Plan is determined using the average cost method of accounting. The Company has no unfunded commitments related to these assets.

EMERSON ELECTRIC CO.
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

The following table presents the fair values of all investments in the Master Trust.

	September 30
	2016	2017

Mutual funds	$1,708,829,524	1,058,646,448
Collective funds and trusts	2,322,017,902	2,767,121,012
Emerson Common Stock Fund	572,829,146	555,986,011
Money market funds	196,990,169	159,018,302

Total Master Trust investments at fair value	$4,800,666,741	4,540,771,773

Plan’s share of Master Trust investments at fair value	$366,926,308	349,316,011

Investment income for the entire Master Trust follows.

	Year Ended September 30
	2016	2017

Net appreciation of investments	$518,722,972	585,149,920
Interest, net of fees	36,957	1,049,765

Total Master Trust investment income	$518,759,929	586,199,685

Plan’s share of Master Trust investment income	$43,939,796	46,409,378

(9)	FAIR VALUE MEASUREMENTS
Under ASC 820 Fair Value Measurement, a formal hierarchy and framework exists for measuring fair value and making disclosures about fair value measurements and the reliability of valuation inputs. Within the hierarchy, Level 1 instruments use observable market prices for the identical item in active markets and have the most reliable valuations. Level 2 instruments, of which there are none, are valued through broker/dealer quotation or through market-observable inputs for similar items in active markets, including forward and spot prices, interest rates and volatilities. Level 3 instruments, of which there are none, are valued using inputs not observable in an active market, such as entity-developed future cash flow estimates, and are considered the least reliable.
Following is a categorization of all Master Trust investments (see Note 8) by level within the ASC 820 fair value hierarchy. Investments valued based on the net asset value practical expedient are excluded from the fair value hierarchy. There were no asset transfers between levels during either year shown.

EMERSON ELECTRIC CO.
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

	September 30, 2017
	Level 1	Measured at NAV	Total

Mutual funds	$1,058,646,448	—	1,058,646,448
Collective funds and trusts	—	2,767,121,012	2,767,121,012
Emerson Common Stock Fund	555,986,011	—	555,986,011
Money market funds	159,018,302	—	159,018,302

Investments at fair value	$1,773,650,761	2,767,121,012	4,540,771,773

	September 30, 2016
	Level 1	Measured at NAV	Total

Mutual funds	$1,708,829,524	—	1,708,829,524
Collective funds and trusts	—	2,322,017,902	2,322,017,902
Emerson Common Stock Fund	572,829,146	—	572,829,146
Money market funds	196,990,169	—	196,990,169

Investments at fair value	$2,478,648,839	2,322,017,902	4,800,666,741

Notes to Financial Statements

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Management Review Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EMERSON ELECTRIC CO.
RETIREMENT SAVINGS PLAN

by:	/s/ Michael J. Baughman
Michael J. Baughman, on behalf of the
Management Review Committee
Date: February 9, 2018

Exhibit 1
EMERSON ELECTRIC CO. RETIREMENT SAVINGS PLAN

Schedule of Assets Held for Investment Purposes at End of Year – Attachment for IRS Form 5500 Schedule H, Line 4i
As of September 30, 2017

Emerson Electric Co. Retirement Savings Plan

	Identity of Issue	Investment Type	Cost***	Current Value**

*	Participant Loan Fund	Interest Rate Range: 4.25% - 5.25%**		$8,811,512

*	Party-in-Interest
**	Current value and the range of interest rates exclude participant loans deemed distributed in accordance with IRS Form 5500 instructions for Schedule H, Line 4i.
***	Cost excluded in accordance with IRS Form 5500 instructions for Schedule H, Line 4i.